Exhibit 4.3

AMENDED AND RESTATED REDEMPTION PLAN

CNL HEALTHCARE PROPERTIES II, INC., a Maryland corporation (the “Company”), has adopted this Amended and Restated Redemption Plan (the “Redemption Plan”) by which Class A, Class T and Class I shares of the Company’s common stock (the “Shares”) may be repurchased by the Company from stockholders subject to the terms and conditions set forth herein.

1.    Redemption Price. The Company’s Redemption Plan is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell Shares back to the Company prior to the listing of the Shares on a national securities market. Subject to certain restrictions discussed below, the Company may repurchase Shares (including fractional Shares) computed to three decimal places, from time to time.

Until the Company’s board of directors approves an estimated net asset value per Share, as published from time to time in the Company’s Annual Report on Form 10-K, its Quarterly Report on Form 10-Q and/or its Current Report on Form 8-K with the U.S. Securities and Exchange Commission, the price for the repurchase of Shares shall be equal to the then-current “net investment amount” of the Company’s Shares disclosed in the most recent prospectus for the Company’s ongoing public offering of Shares, which amount will be based on the “amount available for investment/net investment amount” percentage shown in the estimated use of proceeds table of the prospectus for its ongoing public offering. For each class of Shares, this amount will equal (a) the current offering price of the Shares, less (b) the associated selling commission and the dealer manager fee and estimated organization and offering expenses other than the distribution and stockholder servicing fees. Initially, the “net investment amount” for each class of Shares will be $10.00 per Share, but this amount may change. Once the Company’s board of directors approves an estimated net asset value per Share, the price for the repurchase of Shares shall be equal to the then-current estimated net asset value per Share. If the “net investment amount” changes or the Company’s board of directors approves an initial or updated estimated net asset value per Share, the Company will notify stockholders of the new price for the repurchase of Shares through (a) a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Securities and Exchange Commission or (b) in a separate mailing to the stockholders. The Company will provide stockholders with at least 10 business days’ advance notice of any such price change.

2.    Redemption of Shares. Any stockholder who has held Shares for not less than one year (other than the Company’s advisor) may present for the Company’s consideration all or any portion of his or her Shares for redemption at any time, in accordance with the procedures outlined herein. A stockholder may present fewer than all of his or her Shares to the Company for redemption, provided:

(i)	the minimum number of Shares presented for redemption shall be at least 25% of his or her Shares, and

(ii)	the amount retained must be at least $5,000 worth of Shares based on the most recent public primary offering price per Share or, subsequent to the termination of the public primary offering period for the Shares and if an estimated net asset value per Share has been approved by the Company’s board of directors, the then estimated net asset value per Share.

For purposes of calculating the ownership period set forth above, if a stockholder holds Class A Shares in an account as a result of conversion of Class T Shares or Class I Shares pursuant to the terms of the Company’s charter, then the ownership period of such Class A Shares shall be based on the date the stockholder acquired the applicable Class T Shares or Class I Shares that converted into such Class A Shares. In addition, if a stockholder purchased Shares for economic value from a prior stockholder (a “Resale”), the purchasing stockholder’s period of ownership for such Shares shall commence on the date the purchasing stockholder purchased the Shares from the prior stockholder. For a transfer of ownership that is not considered a Resale, the stockholder’s period of ownership for such Shares shall commence on the date of the acquisition of Shares by the original stockholder. Notwithstanding the foregoing, only those stockholders who received their Shares directly from the Company (including through the distribution reinvestment plan, except as set forth below) or received their Shares through one or more transactions that were not for cash or other consideration are automatically eligible to participate in this Redemption Plan. Once Shares acquired from the Company are transferred, directly or indirectly, for value by a stockholder (other than transfers which occur in connection with a non-taxable transaction, such as a gift or contribution to a family trust), the transferee and all subsequent holders of the Shares are not eligible, unless otherwise approved by Company management or its board of directors, to participate in this Redemption Plan with respect to such Shares that were transferred for value and any additional Shares acquired by such transferee through the Company’s distribution reinvestment plan.

Except with respect to stockholders that are not eligible to participate in the Redemption Plan as described in the paragraph above, the Company shall waive the one-year holding period requirement described above with respect to any Shares received from the Company as a stock dividend. Further, the Company has the right to waive the one- year holding period set forth in this Section 2, above, and the pro rata redemption requirements under Section 3 below, in the event of the death, Qualifying Disability, confinement to a long-term care facility or Bankruptcy of a stockholder or other exigent circumstances (individually and collectively, “Exigent Circumstances”). If the Company determines to permit any such redemption for Exigent Circumstances, notwithstanding anything contained in this Redemption Plan to the contrary, the Company, in its sole discretion, may redeem such Shares prior to the redemption of any other Shares.

At such time, the Company may, at the Company’s sole option, choose to redeem such Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption or that the Company will exercise its discretion to redeem such Shares and, accordingly, a stockholder’s Shares may not be redeemed. Factors that the Company will consider in making its determination to redeem Shares include:

(i)	whether such redemption impairs the Company’s capital or operations;

(ii)	whether an emergency makes such redemption not reasonably practical;

(iii)	whether any governmental or regulatory agency with jurisdiction over the Company so demands such action for the protection of the Company’s stockholders;

(iv)	whether such redemption would be unlawful; or

(v)	whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which could adversely affect the Company’s ability to qualify as a REIT for tax purposes.

The Company is not obligated to redeem Shares under the Redemption Plan. If the Company determines to redeem Shares, at no time during a calendar year may the number of Shares the Company redeems exceed 5% of the weighted-average aggregate number of Class A, Class T and Class I Shares of the Company’s outstanding common stock outstanding during the prior calendar year. The aggregate amount of funds under the Redemption Plan will be determined on a quarterly basis in the sole discretion of the board of directors of the Company, and may be less than but shall not exceed the aggregate proceeds from the Company’s Distribution Reinvestment Plan (the “Reinvestment Plan”) during that quarter. There is no guarantee that any funds will be set aside under the Reinvestment Plan or otherwise made available for the Redemption Plan during any period during which redemptions may be requested. Further, no Shares will be redeemed under the Redemption Plan on any date upon which the Company pays any dividend or other distribution with respect to the Shares.

The Company will not redeem Shares that are subject to liens or other encumbrances until the lienholder or stockholder presents evidence that the liens or encumbrances have been removed. If any Shares subject to a lien are inadvertently redeemed or the Company is otherwise required to pay to any other party all or any amount in respect of the value of redeemed Shares, then the recipient of amounts in respect of redemption shall repay the Company the amount paid for such redemption up to the amount it is required to pay to such other party.

3.    Insufficient Funds. In the event there are insufficient funds to redeem all of the Shares for which redemption requests have been submitted, and the Company determines to redeem Shares, the Company will redeem pending requests at the end of each quarter in the following order at the Redemption Cap:

(i)	pro rata as to redemptions sought upon a stockholder’s death;

(ii)	pro rata as to redemptions sought by stockholders with a Qualifying Disability or upon confinement to a long-term care facility;

(iii)	pro rata as to redemptions sought by stockholders subject to Bankruptcy;

(iv)	pro rata as to redemptions that would result in a stockholder owning less than 100 Shares; and

(v)	pro rata as to all other redemption requests.

For a disability to be considered a “Qualifying Disability” for the purposes of this Redemption Plan, the stockholder: (a) must receive a determination of disability based upon a physical or mental impairment arising after the date the stockholder acquired the Shares to be redeemed that can be expected to result in death or to last for a continuous period of not less than twelve months; and (b) the determination of disability must have been made by the governmental agency, if any, responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive. Such governmental agencies are limited to the following: (1) if the stockholder is eligible to receive Social Security disability benefits, the Social Security Administration; (2) if the stockholder is not eligible for Social Security disability benefits but could be eligible to receive disability benefits under the Civil Service Retirement System (the “CSRS”), the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time; or (3) if the stockholder is not eligible for Social Security disability benefits but could be eligible to receive military disability benefits, the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time. Redemption requests following an award by the applicable government agency of disability death benefits must be accompanied by the stockholder’s application for disability benefits and a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that the Company deems acceptable and demonstrates an award of disability benefits.

With respect to redemptions sought upon a stockholder’s confinement to a long-term care facility, “long-term care facility” shall mean an institution that is an approved Medicare provider of skilled nursing care or a skilled nursing home licensed by the state or territory where it is located and meets all of the following requirements: (a) its main function is to provide skilled, immediate or custodial nursing care; (b) it provides continuous room and board to three or more persons; (c) it is supervised by a registered nurse or licensed practical nurse; (d) it keeps daily medical records of all medication dispensed; (e) its primary service is other than to provide housing for residents. A stockholder seeking redemption of Shares due to confinement to a long-term care facility must have begun such confinement after the date the stockholder acquired the Shares to be redeemed and must submit a written statement from a licensed physician certifying the stockholder’s continuous and continuing confinement to a long-term care facility over the course of the last year or the determination that the stockholder will be indefinitely confined to a long-term care facility.

With respect to redemptions sought upon a stockholder’s Bankruptcy, “Bankruptcy” shall mean a bankruptcy over which a trustee was appointed by a bankruptcy court after the date the stockholder acquired the Shares to be redeemed. A stockholder seeking to redeem Shares due to Bankruptcy must submit the court order appointing the trustee or an order of discharge from the applicable bankruptcy court.

With regard to a stockholder whose Shares are not redeemed due to insufficient funds in that quarter, the redemption request will be retained by the Company, unless withdrawn by the stockholder in the manner described below, and such Shares will be redeemed in subsequent quarters as funds become available and before any subsequently received redemption requests are honored, subject to the priority for redemption requests listed in (i) through (iv) above. Stockholders will not relinquish their Shares to the Company until such time as the Company commits to redeem such Shares. However, the redemption price for redemption requests not withdrawn by the stockholder and Shares subsequently redeemed by the Company shall be at the current redemption price under this Redemption Plan as of the date that the redemption occurs subject to the Redemption Cap.

4.    Procedures for Redemption. A stockholder requesting to redeem Shares must mail or deliver a written request on a form the Company provides, executed by the stockholder, its trustee or authorized agent. In the event of redemptions sought upon the death, Qualifying Disability, confinement to a long-term care facility or Bankruptcy of a stockholder, the written request must be received by the Company within one year after the onset or determination of the qualifying event. If requests in the event of a qualifying event are not received within the one year period described in the preceding sentence, they will be treated as ordinary redemption requests and will not be subject to priority.

The redemption agent will effect such redemption for the calendar quarter provided that it receives from the stockholder the properly completed redemption forms relating to the Shares to be redeemed, including the applicable supporting documents described in Section 3 for requests due to death, Qualifying Disability, confinement to a long-term care facility or Bankruptcy by the last day of the month prior to the current calendar quarter-end month (i.e. November for the calendar quarter-ended December) and has sufficient funds available to redeem such Shares. The Company will redeem Shares at the close of business on or around the 15th calendar day of each quarter-end month (the “Redemption Date”). Generally, the Company will pay redemption proceeds within five business days, but no later than the seventh business day, following the Redemption Date. Payment for redemptions will not be made on the same date as payment for a dividend or other distribution.

A stockholder may withdraw its redemption request as to any remaining Shares not redeemed by requesting from the Company a redemption change form, completing the form and delivering it to the Company at least five business days before the Redemption Date by facsimile transmission to the facsimile number indicated on the form (subject to such stockholder receiving an electronic confirmation of such transmission) or by mail to the mailing address indicated on the form. Upon timely receipt of the redemption change form, the Company will treat the initial redemption request as cancelled as to any Shares not redeemed in prior quarters.

5.    Amendment, Suspension or Termination of the Redemption Plan. The Company’s board of directors, in its sole discretion, may amend, suspend or terminate the Redemption Plan or waive any of its specific conditions if it is deemed to be in the Company’s best interests. The board of directors may also amend, suspend or terminate the Redemption Plan if:

(i)	it determines, in its sole discretion, that the Redemption Plan impairs the Company’s capital or operations;

(ii)	it determines, in its sole discretion, that an emergency makes the Redemption Plan not reasonably practical;

(iii)	any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders;

(iv)	it determines, in its sole discretion, that the Redemption Plan would be unlawful; or

(v)	it determines, in its sole discretion, that redemptions under the Redemption Plan, when considered with all other sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which could adversely affect the Company’s ability to qualify as a REIT for tax purposes.

If the Company’s board of directors amends, suspends or terminates the Redemption Plan, including any amendment to the redemption price, the Company will provide stockholders with at least 10 business days’ advance notice prior to effecting such amendment, suspension or termination. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Securities and Exchange Commission or (b) in a separate mailing to the stockholders. The Redemption Plan will terminate, and we no longer will accept Shares for redemption, if and when listing of the Company’s common stock occurs.

6.    Governing Law. THIS REDEMPTION PLAN AND A STOCKHOLDER’S ELECTION TO PARTICIPATE IN THE REDEMPTION PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 6.

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